Exhibit 99.1

Postmedia Network Extends CEO Contract

TORONTO--(BUSINESS WIRE)--June 7, 2013--Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is pleased to announce the extension of President and CEO Paul Godfrey’s contract to December, 2016.

“Extending Paul’s contract provides continuity for the Company as it continues to focus on the important work of its ongoing transformation,” said Graham Savage, Chair of the Compensation and Pension Committee. “The Board is unanimous in its support of the extension and has a great deal of confidence in Paul’s leadership.”

Paul Godfrey has been President and CEO of Postmedia Network Inc. since its inception in July 2010. Previously he was President of National Post Inc.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

CONTACT:
Postmedia Network
Media Contact
Phyllise Gelfand, (416) 442-2936
Vice President, Communications
pgelfand@postmedia.com